UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Coast Distribution System

(Name of Issuer)

Common Stock - Par Value $0.001

(Title of Class of Securities)

190345 10 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	x	]	Rule 13d-1(b)

[		]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	190345 10 8	Page 2 of 6 Pages

1.		Names of Reporting Persons
JB Capital Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only)
13-3726439

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 234,100

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 234,100

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
234,100

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
5.2%

12.		Type of Reporting Person*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G
CUSIP No.	190345 10 8	Page 3 of 6 Pages

1.		Names of Reporting Persons
Alan W. Weber
I.R.S. Identification Nos. of above persons (entities only)

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: 1,000

Shares
Beneficially	6.	Shared Voting Power: 234,100

Owned by
Each	7.	Sole Dispositive Power: 1,000

Reporting
Person With	8.	Shared Dispositive Power: 234,100

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
235,100

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
5.2%

12.		Type of Reporting Person*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G	Page 4 of 6 Pages

Item 1(a).	Name Of Issuer:

The Coast Distribution System, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

350 Woodview Avenue, Morgan Hill, California 95037

Item 2(a).	Name of Persons Filing:

This statement is filed by:
(i) JB Capital Partners, L.P., a Delaware limited partnership ("JB Capital"); and

(ii) Alan W. Weber, A United States citizen ("Weber").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5 Evan Place, Armonk, New York, 10504

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common Stock - Par Value $0.001

Item 2(e).	CUSIP Number

190345 10 8

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:
(i) JB Capital Partners, L.P.

(a) Amount beneficially owned: 234,100 shares
(b) Percent of class: 5.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 234,100 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 234,100 shares

(ii) Alan W. Weber

(a) Amount beneficially owned: 235,100 shares
(b) Percent of class: 5.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,000 shares
(ii) Shared power to vote or to direct the vote: 234,100 shares
(iii) Sole power to dispose or to direct the disposition of: 1,000 shares
(iv) Shared power to dispose or to direct the disposition of: 234,100 shares

SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

	By:	/s/ Alan W. Weber

Name: Alan W. Weber

JB CAPITAL PARTNERS, L.P.

	By:	/s/ Alan W. Weber

Name: Alan W. Weber
Title: General Partner